

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 22, 2017

<u>Via E-mail</u>
Mark W. Peterson
Chief Financial Officer
Rexnord Corporation
247 Freshwater Way, Suite 300
Milwaukee, WI 53204

> **Re:** **Rexnord Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2017**
> **Filed May 17, 2017**
> **File No. 1-35475**

Dear Mr. Peterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended March 31, 2017</u>

<u>Inventories, page 54</u>

1. You disclose that your write-down of inventory is based upon management's assumptions about future demand and market conditions and that if actual market conditions are more favorable than those projected by management, adjustments to your established inventory reserves may be required. Please address the following:

    - Explain to us in detail how you have applied that policy, including the circumstances under which you have made such adjustments.
    - Tell us the amount of any reversals of previously impaired inventory recorded in each reported period.
    - Tell us how your accounting for excess or obsolete inventory complies with ASC 330-10-35-14 and SAB Topic 5.BB.

Schedule II - Valuation and Qualifying Accounts, page 92

2.   In light of the guidance in SAB Topic 5.BB and ASC 330-10-35-14 indicating that a write-down in the carrying amount of an inventory item from cost to net realizable value at the end of a fiscal year is viewed as creating a new "cost basis" for the item, in future filings, please remove the information relating to the inventory allowance as compliance with that guidance would not result in a valuation account. Further, please note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true "reserves".

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery